Exhibit 99.1

Corporación América Airports S.A. Reports February 2026 Passenger Traffic

Total passenger traffic up 6.7% YoY in February

International passenger traffic up 14.1% YoY in February; up 17.8% YoY in Argentina

Luxembourg, March 16, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 6.7% year-on-year (YoY) increase in passenger traffic in February 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)

Statistics	Feb'26	Feb'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	3,299	3,292	0.2%	6,966	6,864	1.5%
International Passengers (thousands)	2,786	2,442	14.1%	5,906	5,160	14.5%
Transit Passengers (thousands)	660	588	12.3%	1,482	1,292	14.7%
Total Passengers (thousands)[1]	6,745	6,322	6.7%	14,354	13,316	7.8%
Cargo Volume (thousand tons)	31.4	29.6	6.0%	61.4	61.6	-0.3%
Total Aircraft Movements (thousands)	66.0	64.2	2.8%	139.7	134.8	3.6%

Monthly Passenger Traffic Performance

(In million PAX)

Page 1 to 3

Passenger Traffic Overview

Total passenger traffic increased by 6.7% in February compared to the same month in 2025. Domestic traffic rose modestly by 0.2% YoY, driven by Brazil and Ecuador, partially offset by declines in Argentina and Italy. International traffic, meanwhile, grew by 14.1%, with all operating countries contributing positively on a YoY basis, including double-digit growth in Argentina, Italy, Brazil, Ecuador, and Armenia. Notably, Argentina accounted for more than 50% of total YoY traffic growth in February and over two-thirds of the increase in international traffic.

In Argentina, total passenger traffic increased by 5.8% YoY in February. The increase was driven by strong growth in international traffic, partially offset by a slight decline in the domestic segment, reflecting a tough comparison base in February 2025 and the impact of a nationwide 24-hour strike organized by major labor unions on February 19. Domestic traffic declined by 0.4% YoY. Additionally, Aerolíneas Argentinas faced temporary fleet constraints due to engine issues affecting several aircraft, which resulted in some flight cancellations. International traffic remained robust, increasing by 17.8% YoY and reaching the highest load factor levels of the past twelve months. On February 20, the system recorded the highest number of international passengers in a single day in its history. During the Carnival period, traffic increased by 27% compared with Carnival 2025, with Brazil, Chile, and the United States ranking as the top three destinations in February.

In Italy, passenger traffic increased by 7.4% YoY, driven by double-digit growth in the international segment, partially offset by a decline in domestic traffic. International passenger traffic, which accounted for nearly 80% of total traffic, rose by 10.6% YoY, reflecting solid performance at both Florence and Pisa airports. Domestic passenger traffic declined by 2.2% YoY, primarily due to lower volumes at Florence airport, partially offset by increases at Pisa airport.

In Brazil, total passenger traffic increased by 8.2% YoY, reflecting improved traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 1.6% YoY, while transit passengers increased by a strong 17.3% YoY. International traffic, although representing a small share of total traffic (5%), grew by 10.2% YoY.

In Uruguay, total passenger traffic, predominantly international, increased by 2.4% YoY and continued to benefit from additional flight frequencies introduced to accommodate strong summer-season demand. Among other developments, GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services for the summer season. Aerolíneas Argentinas also increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service.

In Ecuador, where security concerns persist, passenger traffic performed well, increasing by 8.6% YoY. International traffic increased by 13.7% YoY, supported by strong performance on routes to Europe. Domestic traffic rose by 4.7% YoY, although high airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by 11.6% YoY. The result was supported by the introduction of new airlines and routes, as well as increased flight frequencies. In October 2025, Wizz Air launched a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and adding ten new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume increased by 6.0% YoY, with positive contributions from all countries of operation except Italy and Brazil. Performance by country was as follows: Armenia (+43.2%), Argentina (+9.7%), Uruguay (+5.7%), Ecuador (+0.8%), Italy (-16.8%), and Brazil (-17.8%). Argentina, Brazil, and Armenia accounted for nearly 80% of total cargo volume in February.

Aircraft movements increased by 2.8% YoY, with positive contributions from all countries of operation except Brazil, which recorded a slight decline. Performance by country was as follows: Armenia (+11.1%), Uruguay (+6.9%), Argentina (+3.5%), Italy (+2.8%), Ecuador (+0%), and Brazil (-0.6%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in February.

Page 2 to 3

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Feb'26	Feb'25	% Var.	YTD'26	YTD'25	% Var.
Passenger Traffic (thousands)
Argentina	4,019	3,798	5.8%	8,573	8,016	6.9%
Italy	542	505	7.4%	1,046	990	5.7%
Brazil	1,267	1,172	8.2%	2,750	2,455	12.0%
Uruguay	214	209	2.4%	459	452	1.7%
Ecuador	373	344	8.6%	765	717	6.7%
Armenia	329	294	11.6%	761	687	10.7%
TOTAL	6,745	6,322	6.7%	14,354	13,316	7.8%

Cargo Volume (tons)
Argentina	16,263	14,831	9.7%	32,669	32,489	0.6%
Italy	844	1,014	-16.8%	1,669	2,087	-20.0%
Brazil	4,367	5,313	-17.8%	8,578	9,747	-12.0%
Uruguay	2,868	2,713	5.7%	5,306	5,663	-6.3%
Ecuador	2,728	2,707	0.8%	5,407	5,518	-2.0%
Armenia	4,299	3,001	43.2%	7,798	6,129	27.2%
TOTAL	31,369	29,580	6.0%	61,427	61,633	-0.3%

Aircraft Movements
Argentina	38,239	36,941	3.5%	81,432	78,057	4.3%
Italy	4,707	4,581	2.8%	9,457	9,105	3.9%
Brazil	11,331	11,394	-0.6%	23,374	22,466	4.0%
Uruguay	3,155	2,952	6.9%	7,282	6,851	6.3%
Ecuador	5,955	5,956	0.0%	12,271	12,809	-4.2%
Armenia	2,623	2,361	11.1%	5,875	5,509	6.6%
TOTAL	66,010	64,185	2.8%	139,691	134,797	3.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

Page 3 to 3